VIA FEDERAL EXPRESS AND EDGAR

June 29, 2007

Mr. Mark Kronforst

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	VuBotics, Inc.
Form 8-K Filed June 15, 2007
File No. 0-28883

Dear Mr. Kronforst:

This letter sets forth the responses of VuBotics, Inc. (the “Company”) to the comments of the Securities and Exchange Commission (the “Commission”) staff relating to the filing referenced above contained in the letter from you, dated June 20, 2007 (the “Comment Letter”).  The Company’s responses are set forth below and are numbered to correspond to the numbers contained within the Comment Letter.

Form 8-K Filed June 15, 2007

1.                                      Amend your filing to indicate whether your former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B and disclose the exact date on which this occurred.  In addition, use this date to define the period over which you discuss any disagreements with the former accountant.

Company response:

We have filed an amendment to the Form 8-K on June 29, 2007 in which we indicated that our former accountant was dismissed and the exact date on which this occurred, as required by Item 304(a)(1)(i) of Regulation S-B.  In addition, we utilized the exact dismissal date to define the period over which we had no disagreements with our former accountants.

2.                                      Amend your filing to make reference to the going concern paragraph included within the former auditors’ report on the fiscal 2005 financial statements.  Refer to Item 304(a)(1)(ii) of Regulation S-B.

Company response:

In the amendment to the Form 8-K that we filed on June 29, 2007, we made reference to the going concern paragraph included within the former auditors’ report on the fiscal 2005 financial statements as required by Regulation S-B.

3.                                      Disclose the exact date the new accountant was engaged by the company as required by Item 304(a)(2) of Regulation S-B.

Company response:

In the amendment to the Form 8-K that we filed on June 29, 2007, we disclosed the exact date that we engaged the new accountant as required by Item 304(a)(2) of Regulation S-B.

4.                                      Include a letter from the former accountant addressing the revised disclosures in the amendment to the Item 4.01 Form 8-K.

Company response:

In the amendment to the Form 8-K that we filed on June 29, 2007, we included a letter from the former accountant addressing the revised disclosures in the amendment to the Item 4.01 Form 8-K.

As requested, the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (404) 474-2576 if you have questions regarding our responses to your comments on the Company’s Form 8-K filed June 15, 2007 and related matters.

Sincerely,

VUBOTICS, INC.

/s/ Phillip E. Lundquist

Name:  Phillip E. Lundquist

Title:  Chief Executive Officer